TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation iii:

4. Full name of shareholder(s) (if different from 3)iv:

5. Date of the transaction	14 May 2007

6. Date on which the issuer notified:	15 May 2007

7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares
Class/type of
shares (If possible
using the ISIN	Situation previous to the Triggering transaction
CODE)	vi		Resulting situation after the triggering transaction vii
	Number of	Number of voting	Number of shares		Number of voting rights ix		% of voting rights
	shares	rightsviii
			Direct	Indirect	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares	51,849,003	51,849,003		50,092,947		50,092,947		3.9285%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration datexiii	Exercise/Conver sion Period/Date xiv	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

N/A

Total (A+B)

Number of voting rights	% of voting rights

50,092,947	3.9285%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

9. Name of the proxy holder:

10. Number of voting rights proxy holder will cease to hold:

11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:

13. Contact Name:	Margaret Woods, Assistant Secretary Reed Elsevier PLC

14. Contact telephone number:	020 7166 5613

Attachment

As of 14 May 2007
Reed Elsevier PLC	Number ofPercent of
	Shares	Outstanding

Capital Group International, Inc. (“CGII”) holdings	50,092,947	3.929%
Holdings by CGII Management Companies and Funds:
• Capital Guardian Trust Company	30,313,735	2.377%
• Capital International Limited	16,003,437	1.255%
• Capital International S.A.	3,598,300	0.282%
• Capital International, Inc.	177,475	0.014%